New York - AG	May 25, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces the Sale of the La Guitarra Silver Mine

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that it has entered into a definitive agreement dated May 24, 2022 to sell its 100% owned past producing La Guitarra Silver Mine located in the Temascaltepec mining district, Mexico State to Sierra Madre Gold & Silver Ltd. (“Sierra Madre”) (SM: TSX.V) for total consideration of US$35 million (the “Transaction”). It is a condition to closing of the Transaction that Sierra Madre raise a minimum of CDN$10 million in a private placement concurrent with or prior to closing of the Transaction.

Total consideration consists of 69,063,076 Sierra Madre shares at a deemed price of $0.65 per Sierra Madre Share, having an aggregate value of US$35 million. Upon closing, First Majestic will also be granted a 2% net smelter return royalty (“NSR”) on all mineral production from the La Guitarra concessions, with the NSR subject to a 1% buy-back option for US$2 million. The equity component of the consideration will be paid upon closing of the Transaction.

Once closed, First Majestic will hold approximately 47% of the outstanding shares in Sierra Madre, which will be subject to a statutory holding period of four months and one day following the date of closing and contractual resale restrictions. Closing of the Transaction remains subject to the approval of the TSX Venture Exchange and other customary closing conditions and is expected to occur in the second half of the year.

The La Guitarra Silver Mine is a past producing silver and gold operation that was placed under care and maintenance by First Majestic in August 2018. Sierra Madre is a mineral exploration company currently focused on the acquisition, exploration and development of the Tepic and La Tigra Properties in Nayarit, Mexico. Sierra Madre has an experienced management team that had previously operated the La Guitarra mine from 2006 to 2009 and has a proven track record of wealth creation in Mexico through project discovery, advancement, and monetization.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”. Forward-looking statements include but are not limited to completion of the Transaction and the timing of closing. These statements are based on the Company's assumptions that all conditions to closing of the Transaction will be satisfied in a timely manner and closing will occur in the second half of 2022. These assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to risks related to the completion of the Sierra Madre Financing, the risk that the approval of the TSX Venture Exchange will not be obtained and risks related to the parties' ability to satisfy the conditions of closing of the Transaction. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

2